

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 20, 2007

John Ove Ottestad
Executive Vice President and Chief Financial Officer
Norsk Hydro ASA
Drammensveien 264, Vækerø
N-0240 Oslo
Norway

> **Re:** **Norsk Hydro ASA**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-9159**

Dear Mr. Ottestad:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1. Throughout the document you incorporate by reference information within your annual report, and you refer to such annual report as being "contained in" your report on Form 6-K dated March 16, 2007. However, per review of your Form 6-K dated March 16, 2007, we note that your annual report is not contained in that document. Please revise references within your Form 20-F to refer readers to

where such information may be found. We note that your Annual Report, 2006 is attached to the Form 20-F as exhibit 15.(b).2.

Exhibit 4.(b).2

2.   On the last page of the Plan for demerger of Norsk Hydro ASA you provide a list of Annexes to the document. Please revise to include the annexes in the document in their entirety.

Exhibit 15.(b).2

Financial Performance, page 66

3.   Item 10(e) of Regulation S-K requires that when a registrant includes a non-GAAP measure in a filing, that the registrant also include a presentation with equal or greater prominence, of the most directly comparable measure calculated and presented in accordance with GAAP. We note on several occasions you present the measure of return on average capital employed and adjusted net debt to equity ratio with only a reference to where your reconciliation to the most directly comparable GAAP measure can be found. As you have not included the most directly comparable GAAP measure along with your presentation and discussion of the non-GAAP measures, please revise your discussions to comply with Item 10(e), or remove such non-GAAP measures from your filing.

Contractual Obligation, Commitments and Off-Balance Sheet Arrangements, page 98

4.   Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, derivatives, pensions, and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.

Shareholder Information, page 145

Major Shareholders and Voting Rights, page 147

5.   You explain that the Norwegian state owns 49.9 percent of your total shares outstanding. In accordance with Item 7.A.3 of Form 20-F, revise your document to state whether or not you are indirectly or directly controlled by the Norwegian State.

Notes to the Consolidated Financial Statements, page F6

Note 1 Summary of Significant Accounting Policies, page F6

Exploration and Development Costs of Oil and Gas Reserves, page F8

6.   In the last sentence of this section you state "Preproduction costs are expensed as
        incurred." Please tell us what types of costs are included within preproduction,
        and why such costs are expensed as incurred.

Note 8 Other Income and Expense, page F28

7.   You explain that gains on the sale of certain activities are presented within other
        income and expense on the consolidated income statements. Paragraph 45 of
        SFAS 144 explains that gains and losses on disposals of long lived assets shall be
        reported within operating income if such a subtotal is presented. Please revise
        your presentation to include the gains from disposal within operating income, or
        tell us why you believe such presentation is not necessary.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

John Ove Ottestad
Norsk Hydro ASA
April 20, 2007
Page 4

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief